UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Micro Linear Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)
594850109
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
Timothy A. Richardson
President and Chief Executive Officer
Micro Linear Corporation
2050 Concourse Drive
San Jose, California 95131
(408) 433-5200
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)
Copy to:
Davina K. Kaile
Glenn J. Borromeo
Pillsbury Winthrop Shaw Pittman LLP
2475 Hanover Street
Palo Alto, California 94304
(650) 233-4500

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$1,178,292	$126.08

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the issuer’s common stock that are eligible for exchange will be exchanged for new options and cancelled pursuant to this offer. These options have a value of $1,178,292 calculated using the Black-Scholes method based upon the average of the high and low prices of the issuer’s common stock as reported on the Nasdaq National Market on February 24, 2006.

**	The amount of the filing fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of the value of the transaction. The filing fee was previously paid with the Schedule TO filed with the Securities and Exchange Commission on February 27, 2006.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits.
SIGNATURE
INDEX TO EXHIBITS
EXHIBIT 99.(a)(1)(L)

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Micro Linear Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission on February 27, 2006, relating to the offer by the Company to exchange outstanding options to purchase shares of its common stock, par value $0.001 per share, on the terms and subject to the conditions described in the Exchange Offer, dated February 27, 2006, and related attachments thereto (the “Exchange Offer”). This Amendment No. 1 reflects amendments which were made to the Schedule TO and to the Exchange Offer attached to the Schedule TO as Exhibit (a)(1)(A). The amendments are contained in Exhibit (a)(1)(L) attached to this Amendment No. 1 to the Schedule TO.
This Amendment No. 1 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.
Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Exchange Offer for Certain Outstanding Options for New Stock Options, dated February 27, 2006.*

(a)(1)(B)	Presentation to Eligible Employees of Micro Linear Corporation, dated February 27, 2006.*

(a)(1)(C)	Memo to Eligible Employees of Micro Linear Corporation, dated February 27, 2006.*

(a)(1)(D)	Election Form.*

(a)(1)(E)	Notice of Withdrawal.*

(a)(1)(F)	Form of Communication to Eligible Employees Participating in the Exchange Offer Confirming Receipt of Election Form.*

(a)(1)(G)	Form of Communication to Eligible Employees Confirming Receipt of Notice of Withdrawal.*

(a)(1)(H)	Form of Rights Letter to Eligible Employees Participating in the Exchange Offer.*

(a)(1)(I)	Form of Communication to Eligible Employees Rejecting the Election Form under the Exchange Offer.*

(a)(1)(J)	Form of Communication to Eligible Employees Rejecting the Notice of Withdrawal under the Exchange Offer.*

(a)(1)(K)	Form of Reminder Email to Eligible Employees.*

(a)(1)(L)	Amendments to Exchange Offer, dated March 8, 2006.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

Exhibit No.	Description

(d)(1)	Micro Linear Corporation’s Amended and Restated 1991 Stock Option Plan and form of Stock Option Agreement.*

(d)(2)	Micro Linear Corporation’s Amended and Restated 1998 Nonstatutory Stock Option Plan and form of Stock Option Agreement.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Micro Linear Corporation

By:	/s/ Timothy A. Richardson

Name:	Timothy A. Richardson
Title:	President and Chief Executive Officer

Date:	March 8, 2006

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Exchange Offer for Certain Outstanding Options for New Stock Options, dated February 27, 2006.*

(a)(1)(B)	Presentation to Eligible Employees of Micro Linear Corporation, dated February 27, 2006.*

(a)(1)(C)	Memo to Eligible Employees of Micro Linear Corporation, dated February 27, 2006.*

(a)(1)(D)	Election Form.*

(a)(1)(E)	Notice of Withdrawal.*

(a)(1)(F)	Form of Communication to Eligible Employees Participating in the Exchange Offer Confirming Receipt of Election Form.*

(a)(1)(G)	Form of Communication to Eligible Employees Confirming Receipt of Notice of Withdrawal.*

(a)(1)(H)	Form of Rights Letter to Eligible Employees Participating in the Exchange Offer.*

(a)(1)(I)	Form of Communication to Eligible Employees Rejecting the Election Form under the Exchange Offer.*

(a)(1)(J)	Form of Communication to Eligible Employees Rejecting the Notice of Withdrawal under the Exchange Offer.*

(a)(1)(K)	Form of Reminder Email to Eligible Employees.*

(a)(1)(L)	Amendments to Exchange Offer, dated March 8, 2006.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(d)(1)	Micro Linear Corporation’s Amended and Restated 1991 Stock Option Plan and form of Stock Option Agreement.*

(d)(2)	Micro Linear Corporation’s Amended and Restated 1998 Nonstatutory Stock Option Plan and form of Stock Option Agreement.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

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